Dyadic International, Inc. 140 Intracoastal Pointe Drive, Suite 404 Jupiter, FL 33477 Tel: 561-743-8333 Fax: 561-743-8343 www.dyadic.com

December 18, 2018
VIA EDGAR AND FEDERAL EXPRESS
Amanda Ravitz
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Dyadic International, Inc. Form 10-12G Filed November 5, 2018 File No. 000-55264
Dear Ms. Ravitz:
On behalf of Dyadic International, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated December 3, 2018 (the “Comment Letter”), regarding the above referenced Registration Statement on Form 10-12G (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.
For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 1.

REGISTRATION STATEMENT ON FORM 10-12G
Other Market Opportunities, page 9

1.	Please identify the parties with whom you have entered into the two funded proof of concept research collaborations and file the agreements as exhibits.
Response:
The Company acknowledges the Staff’s comment and that Item 601(b)(10) of Regulation S-K requires, among other things, that a registrant file as an exhibit any agreement “not made in the ordinary course of business which is material to the registrant”, as well as any agreement, regardless of whether or not such agreement is ordinary course, upon which the registrant’s business is “substantially dependent”, unless immaterial in amount or significance. The Company respectfully submits that the proof of concept research collaborations do not meet the requirements of Item 601(b)(10) of Regulation S-K, and therefore are not required to be filed as an exhibit. In addition, in response to the Staff’s comment, the Company believes that the above referenced proof of concept collaborations are not material to the Company’s business.
Risks Related to the Potential Reverse Stock Split…, page 27

2.	Please disclose the range of the reverse stock split ratios that your shareholders approved and disclose any other material provisions of the stock split.
Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 1.
Item 13. Financial Statements and Supplementary Data, page 60

3.	Please update the disclosures and financial statements in order to comply with Rule 8-08 of Regulation S-X.
Response:
In response to the Staff’s comment and in order to comply with Rule 8-08 of Regulation S-X, we have included interim financial statements and disclosures for the period ended September 30, 2018 in Amendment No. 1.

General Comments

4.
Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. If you do not wish to incur those obligations until you have cleared comments, you may wish to consider withdrawing your registration statement before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response:
We acknowledge the Staff’s comment and confirm that we are aware that the Form 10-12G will become effective by operation of law 60 days from the initial filing, and that, following effectiveness, the Company will be responsible for filing reports required by Section 13 of the Exchange Act of 1934, even if the Staff has not completed the review process of the filing.

5.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 59 of Amendment No. 1 and has revised the forum selection provision contained in its form of Second Amended and Restated Bylaws attached as Exhibit 3.2 to Amendment No. 1 to be consistent with that disclosure.
***

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (561) 743-8333 or prawson@dyadic.com with any questions or comments regarding this letter.

Sincerely,

/s/Ping Rawson
Ping Rawson
Chief Accounting Officer
cc:
Mark Emalfarb (Dyadic International, Inc.)
Kimberly Petillo-Décossard (Cahill Gordon & Reindel LLP)